                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          TRM Copy Centers Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   8762636105
                         ------------------------------
                                 (CUSIP Number)

Mr. Lance Laifer                         Gerald Adler
Laifer Capital Management, Inc.          Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                   919 Third Avenue
45 West 45th Street                      New York, New York 10022
New York, New York 10036 (212) 921-4139  (212) 758-9500

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 10, 1997
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     872636105                         Page    2    of           Pages
          --------------------                       -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                          563,400
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           563,400
         WITH
                       10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    563,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.1%

14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

CUSIP No.     872636105                          Page    3    of           Pages
          --------------------                        -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           707,400
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           707,400

                       10      SHARED DISPOSITIVE POWER
                                        345,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,052,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    15.2

14       TYPE OF REPORTING PERSON*
                                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

CUSIP No.     872636105                          Page    4    of           Pages
          --------------------                        -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           707,400
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                             0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           707,400

                       10      SHARED DISPOSITIVE POWER
                                        345,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,052,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    15.2%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                          SCHEDULE 13D AMENDMENT NO. 5
                          TRM COPY CENTERS CORPORATION

         This Amendment No. 5 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 21, 1997, Amendment No. 2 to the Schedule 13D relating to the event date of June 4, 1997, Amendment No. 3 to the Schedule 13D relating to the event date of August 15, 1997 and Amendment No. 4 to the Schedule 13D relating to the event date of September 9, 1997 filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Copy Centers Corporation (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 563,400 shares (8.1%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 1,052,900 shares (15.2%) of Common Stock. The 1,052,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

                  (i) 563,400 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 489,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

                  Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc., is the beneficial owner of the 1,052,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the

Reporting Persons is based on 6,940,041 outstanding shares of Common Stock on July 31, 1997 as reported in the Issuer's Annual Report on Form 10-K for the period ended June 30, 1997.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 563,400 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 563,400 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 144,000 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with certain of the Clients the power to dispose and direct the disposition of the 345,500 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

                  (c) Each of the Reporting Persons acquired beneficial ownership of additional shares of Common Stock since the filing of Amendment No. 4 to the Schedule 13D. All such transactions were effected on the open market. Additional information concerning transactions since the filing of Amendment No. 4 to the Schedule 13D is contained on Annex A hereto.

                  (d) Not applicable.

                  (e) Not applicable.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 1997

                                  HILLTOP PARTNERS, L.P.

                                  By: LAIFER CAPITAL MANAGEMENT, INC.,
                                        as General Partner

                                  By:      /s/ Lance Laifer
                                     -------------------------------------------
                                      Lance Laifer, President

                                  LAIFER CAPITAL MANAGEMENT, INC.

                                  By:      /s/ Lance Laifer
                                     -------------------------------------------
                                      Lance Laifer, President

                                           /s/ Lance Laifer
                                  ----------------------------------------------
                                  LANCE LAIFER

                                     Annex A

                                                       Laifer       Hilltop          Wolfson        Offshore
Date                     Price          Comm.        # Shares      # Shares         # Shares        # Shares

9/19/97                   $10.375          $.06           300             0              300               0
9/22/97                   $10.875          $.06           700           400              200             100
9/23/97                   $11.00           $.06         2,500         1,400              800             300
9/24/97                   $11.125          $.06         2,500         1,400              800             300
9/24/97                   $11.1875          --          2,500         1,400              800             300
9/30/97                   $11.25           $.06           500             0              500               0
9/30/97                   $11.375          $.06           200             0              200               0
10/6/97                   $11.50           $.06           500             0              500               0
10/8/97                   $11.50           $.06           500             0              500               0
10/10/97                  $11.125           --        100,000        60,700           39,300               0
10/15/97                  $11.375           --         81,250        44,250           27,000          10,000
10/15/97                  $11.125          $.06           700           400              200             100

                                        9